

Mail Stop 3030

April 15, 2009

VIA U.S. MAIL AND FAX TO 866-630-4100

Mr. Steven R. Shawley
Senior Vice President and Chief Financial Officer
Ingersoll-Rand Company Limited
Clarendon House
2 Church Street
Hamilton, HM 11
Bermuda

> **Re: Ingersoll-Rand Company Limited**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-16831**

Dear Mr. Shawley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief